Upstack Technologies, Inc.

Financial Statements

December 31, 2020 and 2019

Keiter
Your Opportunity Advisors

4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

UPSTACK TECHNOLOGIES, INC.

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholder
Upstack Technologies, Inc.
New York, New York

We have reviewed the accompanying financial statements of Upstack Technologies, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholder's equity (deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

June 17, 2021
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

UPSTACK TECHNOLOGIES, INC.

Balance Sheets
December 31, 2020 and 2019

Assets	2020	2019
Current assets:		
Cash	$ 150,914	$ 50,174
Accounts receivable, net	429,712	203,394
Deposit	2,900	2,500
Total current assets	583,526	256,068
Capitalized software, net	132,028	104,158
Loans to stockholder	88,365	75,617
Accrued interest receivable	11,077	7,542
Total assets	$ 814,996	$ 443,385
Liabilities and Stockholder's Equity		
Current liabilities:		
Note payable - current	$ 2,915	$ -
Accounts payable	156,928	71,440
Accrued expenses	209,939	140,803
Total current liabilities	369,782	212,243
Long-term liabilities:		
Line of credit	100,000	-
Note payable - net of current portion	146,985	-
Paycheck Protection Program loan	29,332	-
Total long-term liabilities	276,317	-
Total liabilities	646,099	212,243
Stockholder's equity:		
Common stock $0.00001 par value; 10,000,000 shares authorized; 1,000,000 shares issued and outstanding	10	10
Retained earnings	168,887	231,132
Total stockholder's equity	168,897	231,142
Total liabilities and stockholder's equity	$ 814,996	$ 443,385

See report of independent accountants and accompanying notes to financial statements.

UPSTACK TECHNOLOGIES, INC.

Statements of Operations
Years Ended December 31, 2020 and 2019

	2020	2019
Revenue - net	$ 2,250,406	$ 1,627,143
Expenses:		
Advertising	405,779	210,696
General and administrative expenses	1,161,853	698,596
Operating expenses	758,554	526,735
Total expenses	2,326,186	1,436,027
Operating (loss) income	(75,780)	191,116
Other income:		
Interest income	3,535	3,024
Economic Injury Disaster Grant	10,000	-
Total other income	13,535	3,024
Net (loss) income	$ (62,245)	$ 194,140

See report of independent accountants and accompanying notes to financial statements.

UPSTACK TECHNOLOGIES, INC.

Statements of Changes in Stockholder's Equity (Deficit)
Years Ended December 31, 2020 and 2019

	Common Stock	Retained Earnings (Accumulated Deficit)	Total
Balance, January 1, 2019	$ 10	$ 38,508	$ 38,518
Dividend to stockholder	-	(1,516)	(1,516)
Net income	-	194,140	194,140
Balance, December 31, 2019	10	231,132	231,142
Net loss	-	(62,245)	(62,245)
Balance, December 31, 2020	$ 10	$ 168,887	$ 168,897

See report of independent accountants and accompanying notes to financial statements.

UPSTACK TECHNOLOGIES, INC.

Statements of Cash Flows
Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:		
Net (loss) income	$ (62,245)	$ 194,140
Adjustments to reconcile net (loss) income to net cash from operating activities:		
Amortization	52,969	30,763
Change in operating assets and liabilities:		
Accounts receivable, net	(226,318)	(111,470)
Deposit	(400)	-
Accrued interest receivable	(3,535)	(3,024)
Accounts payable	85,488	(22,457)
Accrued expenses	69,136	46,437
Net cash (used in) provided by operating activities	(84,905)	134,389
Cash flows from investing activities:		
Payments for capitalized software	(80,839)	(74,607)
Issuance of loans to stockholder	(12,748)	(16,138)
Net cash used in investing activities	(93,587)	(90,745)
Cash flows from financing activities:		
Proceeds from line of credit	100,000	-
Proceeds from note payable	149,900	-
Proceeds from Paycheck Protection Program loan	29,332	-
Dividend to stockholder	-	(1,516)
Net cash provided by (used in) financing activities	279,232	(1,516)
Net change in cash	100,740	42,128
Cash, beginning of year	50,174	8,046
Cash, end of year	$ 150,914	$ 50,174

See report of independent accountants and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies:

Nature of Business: Upstack Technologies, Inc. (the "Company") was incorporated on November 3, 2015 in the State of Delaware and is headquartered in New York, New York. The Company operates a platform placing software developers with clients.

In March 2020, COVID-19 was declared a worldwide health pandemic and has had a significant impact on the national and global economy. The ultimate impact of COVID-19 on the Company's future financial statements is unknown at this time.

Management's Plans: The Company's updated strategic plan for 2021 and beyond is focused on raising additional funds through equity offering rounds that will support growth of Upstack. The focus will be on growth through increased spend on online marketing and other marketing channels such as SEO and Social Media. We also plan on growing out our sales team to support the increased marketing spend while also growing our expertise in enterprise sales. By Upstack raising capital it will enable us to fast track out growth goals and to take advantage of the demand in the market and to differentiate from competitors.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in various financial institutions with balances that periodically exceed federally insured limits. Accounts receivable is made up of many customers across various geographic regions.

As of and for the year ended December 31, 2020, three customers accounted for 57% of accounts receivable and one customer accounted for 21% of revenue. As of and for the year ended December 31, 2019, two customers accounted for 28% of accounts receivable and one customer accounted for 11% of revenue.

Accounts Receivable: The Company offers services to customers on an open credit basis. The Company's trade accounts receivable are generally uncollateralized. Management closely monitors outstanding accounts receivable and reports accounts receivable net of an allowance for doubtful accounts. This allowance is based on management's estimate of the amount of receivables that will actually be collected. As of December 31, 2020 and 2019, the Company recorded an allowance for uncollectible accounts in the amount of $62,242 and $6,714, respectively.

1. Summary of Significant Accounting Policies, Continued:

Software Development Costs: The Company follows the guidance set forth in ASC 350-40 Intangibles-Goodwill and Other: Internal-Use Software in accounting for the development of its platform. In accordance with the guidance, development costs incurred during the application development stage are capitalized as incurred. As of December 31, 2020, and 2019, the Company had $225,812 and $144,973 of gross capitalized software development costs, respectively. Accumulated amortization and amortization expense for developed software placed into service was $93,784 and $52,969 as of and for the year ended December 31, 2020. Accumulated amortization and amortization expense for developed software placed into service was $40,815 and $30,763 as of and for the year ended December 31, 2019. Future amortization is expected to be as follows: 2021 - $64,518; 2022 - $44,413; and 2023 - $23,097.

Paycheck Protection Program ("PPP") Loan: The Company's policy is to account for the PPP loan (see Note 4) as debt. The Company will continue to record the loan as debt until either (1) the loan is partially or entirely forgiven and the debtor has been legally released, at which point the amount forgiven would be recorded into income or (2) the Company pays off the loan.

Revenue Recognition: Effective January 1, 2020, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("Topic 606"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. The Company adopted the standard effective January 1, 2020, under the modified retrospective transition method. The adoption of Topic 606 did not have a material impact on the Company's beginning of year stockholder's equity or revenue for 2020.

The Company has one primary source of revenue earning a fee in relation to placing software developers with clients. These contracts consist of a single performance obligation and the Company's revenue is typically recognized as work is performed by the software developer.

Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected as services are performed.

1. Summary of Significant Accounting Policies, Continued:

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $405,779 for 2020 and $210,696 for 2019.

Income Taxes: The Company's deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through June 17, 2021, the date the financial statements were available to be issued, and has determined that there are no subsequent events to be reported in the accompanying financial statements.

2. Line of Credit:

The Company has a line of credit available with a financial institution with a maximum borrowing base of $190,000. Interest on the funds advanced is payable monthly at the rate of 2.3% plus the prime rate (effectively, 5.55% at December 31, 2020 and 7.05% at December 31, 2019). The line is available for draws until December 2024 at which point the outstanding balance will convert to a term loan. The line is secured by certain assets of the Company. The outstanding balance on the line of credit was $100,000 at December 31, 2020. There was no balance on the line of credit at December 31, 2019.

3. Note Payable:

During 2020, the Company entered into a note payable with the Small Business Administration for the principal balance of $150,000. Interest is charged at 3.75% per annum with monthly principal and interest payments beginning in June 2021. The note matures in June 2050 and is secured by certain assets of the Company. The full principal balance of the loan was outstanding at December 31, 2020 less a $100 approved administration fee.

Future principal payments on this note as of December 31, 2020 are as follows:

Year	Amount
2021	$ 2,915
2022	4,997
2023	4,997
2024	4,997
2025	4,997
Thereafter	126,997
	$ 149,900

4. Paycheck Protection Program Loan:

In response to the economic instability caused by COVID-19, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was passed by Congress and signed into law by the President on March 27, 2020. The Paycheck Protection Program was a component of the CARES Act and provided for a loan (“PPP Loan”) to provide a direct incentive for employers to keep their employees on the payroll. A PPP Loan is eligible for full or partial forgiveness if the funds are used for qualifying costs including payroll, rent, mortgage interest, or utilities, as further defined in the CARES Act.

During April 2020, the Company received a PPP loan in the amount of $29,332 with a maturity date of April 2022. The loan accrues interest at 0.98%. The Company is eligible for loan forgiveness of up to 100% of the loan, upon meeting certain requirements. The PPP Loan is uncollateralized and is fully guaranteed by the Federal government.

As of December 31, 2020, the Company had used all of the loan proceeds for qualifying costs and as a result, management believes the PPP Loan will be fully forgiven. Based on its facts and circumstances, the Company has elected to reflect the full amount of $29,332 as a long-term liability in the accompanying financial statements until forgiveness approval and amount is received.

5. Stockholder’s Equity:

Pursuant to the Company’s articles of incorporation, the Company is authorized to issue 10,000,000 shares of common stock at $0.00001 par value per share. The Company had 1,000,000 shares issued and outstanding at December 31, 2020 and 2019.

6. Related Party Transactions:

During 2020 and 2019, the Company issued various loan receivables to the stockholder of the Company. Interest on the principal balance is accrued annually at 4%. Payment of the loan balance is due in full no later than December 31, 2047 with accrued interest payments due annually. The Company determined the recording of interest related to the loan to be immaterial to the financial statements. The amount outstanding was $88,365 at December 31, 2020 and $75,617 at December 31, 2019.

7. Leases:

The Company leased office space under various non-cancellable operating lease agreements with terms ranging from month-to-month to less than one year. The lease agreements called for monthly payments ranging from $400 to $800 per month and either expired or were not renewed in 2020.

During 2020, the Company leased a vehicle under a non-cancellable operating lease agreement. The lease agreement calls for monthly payments of $451 and expires in July 2023. Minimum future lease payments related to the vehicle lease were as follows at December 31, 2020:

Year	Amount
2021	$ 5,422
2022	5,422
2023	3,163
	$ 14,007

Rent expense under all lease agreements was $12,848 for 2020 and $11,265 for 2019.

8. Income Taxes:

The Company has federal and state net operating loss carry forwards of approximately $114,000 at December 31, 2020, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.